QUINTEC CORP.

Av. Vitacura 2670 Piso 15,

Las Condes, 7550098, Chile

Ms. Ransom

June 2, 2014

Re: Form S-1 File Number 333-195543

We respond to your letter May 23, 2014.  As part of this response we are also filing an amendment to our original S-1 which hopefully addresses all of the commission’s concerns.   We are filing the amendment with a blackline for ease of review by the staff.  Our responses are dated in the same manner as the original comments from the commission.

1.      We have added the disclosures which have been requested.

2.      We have revised the formatting and some wording on the cover page to fit it all on one page.

3.      We added this disclosure

4.      We added this disclosure

5.      We added this disclosure

6.      We added this disclosure

7.      We have added this risk factor.  Please let us know if it needs any revisions.

8.      We have added this clarification.  Since Mr. Lee is simply an employee, we don’t believe he owes any special fiduciary duty to his employer which would conflict with his work on our behalf.  He has no responsibility to propose business opportunities to his current employer and his responsibilities are limited to providing his services as a lawyer for the time requested by the employer.

9.      This has been revised

10.  This disclosure has been added

11.  We have added this clarification.

12.  We added this disclosure.

13.  We have expanded on our process for identifying locations for our kiosks.

14.  We have expanded on this disclosure

15.  We have provided additional detail in this section.

16.  We originally believed that this would provide investors with a better overall impression of the market, but now believe it may be somewhat misleading.  Consequently we have eliminated it.

17.  We added the clarification that we do not anticipate acquiring or developing any intellectual property at this time.

18.  We have made the changes.  This was an error on our part.

19.  We have revised this disclosure to more clearly state our intentions of generating revenue.

20.  The disclosure on the website was a precedent error.  We have revised it to accurately reflect our business.

21.  Provided.

22.  We have added this information.

23.  Our counsel has responded to this comment as follows:

The assumptions are appropriate.

(iii) assumes the Board will authorize the price of the shares to be issued.  Since no shares have yet been registered or issued the assumption relates to matters which must take place in the future in order to render sale effective and the shares validly issued.  Although the letter references Section III, I assume the reference was supposed to be to Section II.B.3.a which addresses the distinction among overly-broad assumptions which “carve out” substance.  The assumption is specifically recognized by the Legal Bulletin: “a pricing committee of the board of directors will have taken action necessary to set the sale price of the securities.”

(iv) assumes that the securities actually sold will not be substantively different than the description of the securities in the Prospectus which sets forth the Company’s intent to sell common shares.  If it were to attempt to sell non-voting shares, for example, my opinion letter does not address that possibility.

(vi) assumes that any securities sold will be exchanged for consideration.  Section II.B.3.a specifically recognizes as permissible the assumption that “the investors will actually pay in full all amounts they have agreed to pay to purchase the securities” as a valid assumption.

(vii) assumes that, at issuance, the number of shares offered will not exceed the number of shares authorized.  One unapproved assumption relates to whether the Company has taken corporate actions necessary to authorize the issuance of the securities. My assumption is different.  I assume, because actions are to be taken in the future, the Company will not offer more shares than are then authorized.  This assumption does not “assume away” the existence of “sufficient authorized shares” right now (as the Bulletin proscribes); rather, it assumes that no material changes will take place after my opinion is issued and prior to sale.

24.  Our counsel has provided the following response:

Paragraph 24 addresses “limitations” on the scope of the opinion contained in paragraphs 3 and 4 on page 3 and paragraph 1 on page 4.

Nothing set forth in the identified paragraphs limits my opinions that (1) the shares will be validly issued (2) fully paid and (3) non-assessable.

Those disclaimers relate to scope of my opinion and reinforce the opinions it does express.

Sincerely,

/s/ Walter Lee
Walter Lee, President